QuickLinks -- Click here to rapidly navigate through this document

Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-196221
July 17, 2014

Xunlei Limited

Xunlei Limited, or the Company, has filed a registration statement on Form F-1 (including a prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents our company has filed with the SEC for more complete information about our company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents our company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, our company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at 1-212-270-6000 or Citigroup Global Markets Inc. toll-free at 1-800-831-9146. You may also access our company's most recent prospectus by visiting EDGAR on the SEC website at:
http://www.sec.gov/Archives/edgar/data/1510593/000104746914005643/a2220518zf-1a.htm

The following information supplements and updates the information contained in the Company's Registration Statement on Form F-1 (the "Registration Statement") containing the preliminary prospectus dated June 12, 2014 (the "Preliminary Prospectus"). This free writing prospectus reflects the following amendments that were made to the Preliminary Prospectus. All references to page numbers are to page numbers in our Preliminary Prospectus.

I.      The proposed share transfers between existing shareholders concurrent with and upon the completion of this offering

In June 2014, Xiaomi Ventures Limited (the "Xiaomi Ventures") entered into a share purchase agreement with Joinway Investments Limited, Ceyuan Ventures I, L.P. and Ceyuan Ventures Advisors Fund, LLC, our existing preferred shareholders. Pursuant to the share purchase agreement, Xiaomi Ventures agreed to purchase common shares converted from 3,242,280 series A preferred shares and 7,077,959 series B preferred shares at a price per share equal to the initial public offering price per share concurrently with, and subject to, the completion of this offering. The preferred shares will be converted into common shares at the then effective conversion ratio of 1:1 and be sold to Xiaomi Ventures upon the completion of this offering. Xiaomi Ventures has agreed with the underwriters not to, directly or indirectly, sell, transfer or dispose of the common shares acquired from the preferred shareholders for a period of 180 days after the date of the final prospectus, subject to certain exceptions.

In light of the above changes, we have added disclosure relating to the share transfers between Xiaomi Ventures and other existing shareholders upon the completion of this offering and deleted the disclosure relating to Xiaomi Ventures' potential subscription for ADSs in the offering in the Preliminary Prospectus, as indicated in (1) the "Prospectus Summary—Our History and Structure" section on pages 6 and 7; and (2) the "Related Party Transaction—Private Placements" section on page 194.

1

(1) Amend the second paragraph under the heading "Our history and structure" of the "Prospectus Summary" section on pages 6 and 7 to read as follows:

In March 2014, we completed the first tranche of series E preferred shares financing, pursuant to which Xiaomi Ventures Limited, or Xiaomi Ventures, subscribed for 70,975,491 series E preferred shares for a total purchase price of US$200 million, or approximately US$2.8 per share. As of the date of this prospectus, Xiaomi Ventures holds approximately 27.2% of our total issued and outstanding shares on an as-converted basis. In addition, concurrent with the closing of Xiaomi Ventures' subscription, we issued warrants to Xiaomi Ventures with an exercise price of approximately US$2.8 per share. As of the date of this prospectus, Xiaomi Ventures is entitled to subscribe for up to 17,744,264 series E preferred shares upon exercise of the warrants. If we are unable to complete this offering by December 31, 2014, then such warrants are exercisable at Xiaomi Ventures' option starting from January 1, 2015 and ending on March 1, 2015. Moreover, in relation to the first tranche of series E preferred shares financing, we also issued warrants to Skyline Global Company Holdings Limited, or Skyline, with an exercise price of approximately US$2.8 per share. As of the date of this prospectus, Skyline is entitled to subscribe for up to 3,406,899 series E preferred shares upon its exercise of the warrants. Such warrants are exercisable at Skyline's option no later than the pricing date of this offering or March 1, 2015, whichever is earlier.

(2) Add a full paragraph after the third paragraph under the heading "Our history and structure" of the "Prospectus Summary" section on page 7 to read as follows:

In June 2014, Xiaomi Ventures entered into a share purchase agreement with Joinway Investments Limited, Ceyuan Ventures I, L.P. and Ceyuan Ventures Advisors Fund, LLC, our existing preferred shareholders. Pursuant to the share purchase agreement, Xiaomi Ventures agreed to purchase common shares converted from 3,242,280 series A preferred shares and 7,077,959 series B preferred shares at a price per share equal to the initial public offering price per share concurrently with, and subject to, the completion of this offering. The preferred shares will be converted into common shares at the then effective conversion ratio of 1:1 and be sold to Xiaomi Ventures upon the completion of this offering. Xiaomi Ventures has agreed with the underwriters not to, directly or indirectly, sell, transfer or dispose of the common shares acquired from the preferred shareholders for a period of 180 days after the date of this prospectus, subject to certain exceptions.

(3) Delete the second full paragraph under the heading "Private Placements" of the "Related Party Transaction" section on page 194 to read the sentences under the heading "Private Placements" as follows:

See "Description of share capital—History of securities Issuances."

Within three months after the closing of the first tranche of series E preferred shares financing, Our co-founders and Mr. Peng Huang together with another officer have the right to purchase, or designate any third party to purchase, certain number of restricted shares of Xiaomi Corporation, the parent company of Xiaomi Ventures, under its equity incentive plan, with a total subscription consideration of not more than US$20 million, at a subscription price per share that reflects the valuation of Xiaomi Corporation being US$10 billion. As of the date of this prospectus, these individuals have not exercised their rights.

QuickLinks

Xunlei Limited